TC BIOPHARM (HOLDINGS) PLC

Maxim 1, 2 Parklands Way

Holytown, Motherwell ML1 4WR

Scotland, United Kingdom

February 7, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Jordan Nimitz / Ms. Celeste Murphy

Re: TC BioPharm (Holdings) plc

Registration Statement on Form F-1, File No. 333-260492

Registration Statement on Form F-6, File No. 333-262149

Registration Statement on Form 8-A, File No. 001-41231

WITHDRAWEL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: February 7, 2022

Requested Time: 4:00 pm, Eastern Time

Ladies and Gentlemen:

We hereby withdraw our Request for Acceleration of Effectiveness submitted February 4, 2022

Sincerely yours,

/S/ Martin Thorp

Martin Thorp
Chief Financial Officer